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                                  EXHIBIT 28.1


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                  EMPLOYMENT AGREEMENT (the "Agreement"), dated as of June 16,
1997, by and between MEDIALINK WORLDWIDE INCORPORATED, a Delaware corporation with offices at 708 Third Avenue, New York, New York 10017 (the "Corporation"), and RICHARD FRISCH, an individual having an address c/o Corporate TV Group, Inc., 747 Third Avenue, New York, NY 10017 (the "Employee").


                              W I T N E S S E T H:



                  WHEREAS, the Corporation and Corporate TV Group, Inc. ("CTV"), a New York corporation owned by the Employee, are parties to that certain asset purchase agreement dated of even date herewith, (the "Asset Purchase Agreement");

                  WHEREAS, the Corporation acquired substantially all of the assets of CTV and such business is to be operated by the Medialink MCT Division of the Corporation ("MCT");

                  WHEREAS, the Corporation desires to retain the services of the Employee upon the terms and conditions hereinafter set forth; and

                  WHEREAS, the Employee desires to render services to the Corporation upon the terms and conditions hereinafter set forth.

                  NOW, WHEREFORE, the parties mutually agree as follows:

                  Section 1. Employment. On the date hereof (the "Effective Date") the Corporation employs the Employee and the Employee on the Effective Date accepts such employment, as an executive of the Corporation, subject to the terms and conditions set forth in this Agreement.


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                  Section 2. Duties.

                           2.1. Title, Duties and MCT Services. The Employee
shall be employed as a Senior Vice President of the Corporation and the President and Chief Executive Officer of MCT. The Employee shall properly perform the duties of the Chief Executive Officer of MCT and shall report only to the Corporation's Chief Executive Officer and the Board of Directors of the Corporation. During the term of this Agreement, the Employee shall devote all of his available business time to the performance of his duties hereunder. MCT shall be the video communications, consulting and production group of the Corporation. It shall provide internal and external video communications services and consulting for corporations, the public relations industry and non-profit groups. The external services of MCT shall include video news releases, video conferences, video primers, corporate image films and any video presentation tool targeted to a designated audience. The internal services shall include live and taped employee communications programs, management presentations and advising clients on strategy and development of programming to reach desired audiences. MCT's clients shall initially be derived from the existing CTV client base with new sales derived from MCT's sales and marketing staff and, with the approval of the Corporation, the Corporation's client base. Clients referred to MCT from the Corporation shall be those who, in the opinion of the Corporation's management, show potential for development as MCT clients.

                           2.2. Duties as MCT President. The Employee shall be
responsible for the creative content and operations (including the hiring and firing of personnel, establishing compensation, including salary and bonuses, in each case with


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the approval of the Chief Executive Officer of the Corporation) of MCT, all in
accordance with an agreed budget for MCT. Employee will use his best efforts to manage the client accounts of MCT to achieve the highest standards of corporate video communications. The Employee shall supervise the production and operations staff of MCT, with responsibility and authority over the work effort and product results and shall have the opportunity to produce high quality productions. The Employee, working with the Corporation's sales and marketing and operations executives, will develop a plan for referrals of the Corporation's clients to MCT. Employee will also train and advise the Corporations's account executives in the processes and procedures required to qualify, present clients and refer accounts to MCT. The Employee will be required to identify, hire and train, as approved by the Corporation, additional MCT media consultants as business growth requires and to develop the appropriate production capabilities needed for client assignments, with the goal being to achieve maximum consolidation with the Corporation's operations, when possible. The Employee shall regularly communicate with the senior sales, operations and international staff of the Corporation to continually analyze and develop cross-referrals of MCT client organizations and other customers and clients of the Corporation. The Employee shall use his best efforts to maximize the resources of the Corporation and MCT to enhance the revenues and profitability of the Corporation. The Corporation shall take all appropriate steps to ensure that the Employee shall be invited to attend all Corporation senior executive meetings and all meetings of the Corporation's Board of Directors in order to maximize the continuity and cooperation of all segments of the Corporation with MCT.


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                           2.3. Duties as Corporate Senior Vice President. The
Employee shall be presented with all business planning, marketing, sales operations and administrative function proposals and plans of the Corporation to provide his suggestions and advice. The Employee will attend all senior management meetings and all appropriate meetings of all departments in order to participate in all aspects of planning, development and operations, particularly in order to assist in developing new and alternative business strategies and the implementation of approved plans, with the intent of maximizing the business results of the Corporation.

                           Section 3. Term of Employment. The term of the
Employee's employment shall commence on the Effective Date and shall continue for five (5) years or until terminated pursuant to Section 5 hereof.

                  Section 4. Compensation of Employee.

                           4.1. Compensation. The Corporation shall pay to the
Employee as annual compensation for his services hereunder a salary ("Salary") in an amount equal to Two Hundred Fifty Thousand ($250,000) Dollars per annum. The Salary shall be increased on the anniversary date of this Agreement by the percentage increase, if any, in the Consumer Price Index, as defined herein, for the most recent calendar month for which the Consumer Price Index has been published over the Consumer Price Index for the same calendar month in the immediately preceding year. As used herein, the "Consumer Price Index" shall mean the Consumer Price Index for All Urban Consumers, New York - Northeastern New Jersey area (1982-84=100) issued by the Bureau of Labor Statistics of the United States Department of Labor; provided


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that in the event the Consumer Price Index shall hereafter be converted to a different standard reference base or otherwise revised, the determination of the salary increase shall be made with the use of such conversion factor, formula or table for converting the Consumer Price Index as may be published by the Bureau of Labor Statistics. The Salary shall be payable bi-weekly less such deductions as shall be required to be withheld by applicable law and regulations. The Employee shall be eligible to participate in the Corporation's annual bonus plan. Such annual bonus (the "Annual Bonus") shall be determined by the Corporation's Compensation Committee; provided, however, that the Employee's minimum Annual Bonus on the first anniversary date of this Agreement shall be $125,000 and the minimum Annual Bonus on each anniversary date of the Agreement thereafter shall be increased by the percentage increase, if any, in the Consumer Price Index for the most recent calendar month for which the Consumer Price Index has been published over the Consumer Price Index for the same calendar month in the immediately preceding year.

                           4.2. Additional Bonus. In addition to his Salary and

Annual Bonus, the Employee shall receive an additional bonus (the "Additional Bonus") with respect to each year of employment hereunder equal to (a) five (5%) percent of MCT's Pre-Tax Net Income (as hereinafter defined) in excess of
(i) $2,000,000 for Year One, (ii) $2,250,000 for Year Two, (iii) $2,500,000 for
Year Three, (iv) $2,500,000 for Year Four and (v) $2,500,000 for Year Five (as such terms are defined in the Asset Purchase Agreement) plus (b) an amount based on the Corporation's then current Executive Bonus Pool for executive officers of the Corporation calculated based upon


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(x) 1% of the increase in the Corporation's Revenue, (y) .75% of the increase in the Corporation's operating income and (z) .75% the Corporation's operating income less (xx) (5%) percent of the Target Amount, as defined in the Asset Purchase Agreement, for each of Year One through and including Year Five. Such amount shall be reduced on a pro rata basis in the event the aggregate amount of the bonuses of the executive officers of the Corporation participating in the Corporation's Executive Bonus Plan exceeds ten (10%) percent of the Corporation's operating income. For purposes of calculating the Executive Bonus Payment, operating income shall be net of goodwill amortization.

                  By way of illustration, assuming (x) the increase in the Corporation's revenue is $7,169,000; (y) the increase in operating income is $2,149,085 and (z) the Corporation's operating income is $4,500,000 after deducting $100,000 or 5% of the Target Amount for Year One, the Employee shall be entitled to receive an Executive Bonus Payment under Section 4.2(b) hereof in Year One in the amount of $21,558.00. Notwithstanding the foregoing, the Executive Bonus Pool may be amended from time to time by the Board of Directors or Compensation Committee of the Corporation; provided, that no such amendment shall cause Employee to receive less compensation than he would have received based on the Executive Bonus Payment as described herein. The portion of the Additional Bonus pursuant to Section 4.2(a) hereof (the "4.2(a) Additional Bonus") shall be payable within thirty (30) days after the Corporation's determination of the Pre-Tax Net Income of MCT, as hereinafter defined, for each such Year. Such determination shall be made within sixty (60) days of the end of such Year and a copy of such determination shall be submitted to the Employee within such 60 day period. If within thirty (30) days of receipt of such copy,


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Employee shall disagree as to the calculation of the 4.2(a) Additional Bonus then the Employee shall provide prompt notice thereof to the Corporation within such thirty (30) day period and Ernst & Young or successor (the "Selected

Firm") shall then be authorized to determine the 4.2(a) Additional Bonus. The audit by the Selected Firm shall be completed within sixty (60) days after their audit appointment and shall be final, binding and conclusive upon the parties hereto. The cost of the Selected Firm's audit of the 4.2(a) Additional Bonus shall be borne by the Employee in the event the Selected Firm determines that the 4.2(a) Additional Bonus is equal to or less than the Corporation's calculation thereof or by the Corporation in the event such audit determines that the 4.2(a) Additional Bonus is greater than the Corporation's calculation of the 4.2(a) Additional Bonus. A portion of the Additional Bonus pursuant to
Section 4.2(b) hereof shall be payable (i) on a semi-annual basis at such time that executive bonus payments are made to the executive officers of the Corporation participating in the Executive Bonus Plan and (ii) the balance thereof within thirty (30) days after the publication of the Corporation's audited financial statements.

                           4.3. (i) Pre-Tax Net Income Defined. The term
"Pre-Tax Net Income" as used in this Agreement shall mean the MCT Division Revenue, as such term is hereinafter defined, attributable to the performance of services by the MCT Division less (i) Direct Costs, as hereinafter defined,
(ii) Salary and Related Costs, as hereinafter defined, (iii) Telephone Charges, as hereinafter defined, (iv) General and Administrative Costs, as hereinafter defined and (v) Corporate Overhead, as hereinafter defined, prior to the payment or provision for any Federal, state or local income or other taxes, but after all expenses incurred or allocated to MCT and after deducting the Executive's Salary and Annual Bonus for each such Year, as computed


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by the Corporation's Accountants. The MCT Division Pre-Tax Net Income shall be calculated on the operating results of the MCT Division on an accrual basis using the Corporation's standard accounting practices and policies, excluding goodwill amortization and gains and losses arising from the disposition of assets not in the ordinary course of business.

                  "Direct Costs" shall mean those costs incurred solely for the purpose of a specific revenue generating project. Direct costs include, but are not limited to, camera crews and equipment, playout, uplink and satellite time, tape dubbing and distribution charges, editing and studio costs. In addition, direct costs include the use of third party labor for production, editing etc. In the event that the MCT Division uses the Corporation's employees for production etc. they will be charged to the MCT Division on the basis of the rates on Schedule A hereto. The Schedule A rates will be increased at the beginning of each of Year Two through Year Five by the CPI, as hereinafter defined. The MCT Division will be charged for the use of the Corporation's services such as video and audio distribution in accordance with Schedule A. Direct costs will also include sales commissions on MCT Division Revenue including commissions paid to the Corporation's sales people arising from that portion of the MCT Division Revenue set forth in subparagraph (iv) of the definition of MCT Division Revenue.


                  "Salary and Related Costs" shall mean all employment costs of MCT Division employees, including but not limited to, salaries and bonuses, medical, dental and disability premiums, employers contributions as to any 401K or other pension plan together with the costs of administering such plans and employment taxes. Wherever practicable, such costs will be allocated to MCT Division on an actual basis. In all


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other instances, the cost will be allocated to MCT Division on a pro rata basis calculated by multiplying (x) the actual cost of the Corporation (including the MCT Division) by (y) (i) the number of MCT Division employees associated with that cost divided by (ii) the total number of the Corporation's employees (including the MCT Division employees) associated with that cost ("Employee Allocation Method"). Any compensation charged to MCT Division employees arising from the exercise of stock options granted to such employees by the Purchaser shall not be deducted from Pre-Tax Net Income.

                  "Telephone Charges" shall mean the actual charges therefor, if possible, and if not possible shall be allocated to the MCT Division on a pro rata basis calculated by multiplying (x) the total telephone charges of the Corporation by (y) a fraction, the numerator of which is the MCT Division Revenue and the denominator of which is the total United States revenue of the Corporation (including the MCT Division Revenue) ("Revenue Allocation Method").

                  "General and Administrative Costs" shall mean all other costs incurred by MCT Division that were not included in Direct Costs or Salary and Related Costs and excluding interest expense. General and Administrative Costs incurred solely for the MCT Division will be charged directly to MCT Division on an actual basis wherever practicable ("Directly Charged Costs"). In all other instances the cost will be allocated to MCT Division on a pro rata basis in accordance with Schedule B attached hereto.

                  "Corporate Overhead" shall mean a management fee charged by the Corporation to the MCT Division to cover administrative costs, marketing support, management time, and the cost of employment of Mary Gyurindak, accountant, and Bobbie Levine, office manager, calculated as the greater of (i) a base amount of


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$110,000 (per annum ("Base Amount Charge") for each of Year One through Year
Five, as defined in the Asset Purchase Agreement) or (ii) 1.8% of MCT Division

Revenue in Year One through Year Five; provided that such Base Amount Charge to revenue shall increase by 15% per annum compounded annually for each of Year 2, Year 3, Year 4 and Year 5.

                           (ii) "MCT Division Revenue" shall mean all revenue
derived from (i) existing clients of CTV, (ii) revenue from new clients of the MCT Division, excluding revenue from the Corporation's existing clients, (iii) revenue generated by the MCT Division edit suite, and the MCT Division will charge the Corporation for the use of the edit suite in accordance with Schedule A; and (iv) revenue from clients of the Corporation introduced to the MCT Division earned as follows: (a) MCT Division revenue will be credited for all "non-media video" revenue, such as corporate identity tapes, lobbying tapes, videos for corporate events; (b) for all traditional broadcast revenue, such as Video News Releases, Audio News Releases, Satellite Media Tours and Radio Media Tours, the MCT Division will be credited for revenue in excess of the average of the previous two years broadcast revenue of the Corporation from such clients for such services; and (c) one-half of all the Corporation's revenue from videoconferences will be credited to the MCT Division and one-half shall be credited to the Corporation.

                           4.4. Expenses. The Corporation shall pay or
reimburse the Employee for all reasonable and necessary business, travel or other expenses


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incurred by him with the prior consent of the Corporation, upon proper documentation thereof, which may be incurred by him in connection with the rendition of the services contemplated hereunder.

                           4.5. Benefits. During the term of this Agreement,
the Employee shall be entitled to participate in such pension, profit sharing, group insurance, option plans, hospitalization, group health benefit plans and all other benefits and plans as the Corporation provides to its senior executive officers. Any air travel by Employee in connection with his duties hereunder shall be on business class and shall be at the expense of the Corporation. During the term of his employment hereunder, the Corporation shall lease an automobile for the Employee in connection with his duties hereunder. The aggregate monthly expense of the Corporation for such automobile lease payments, and associated maintenance and insurance payments, shall not exceed $1,400 per month. The Corporation shall reimburse Employee for all costs associated with a telephone and facsimile line in each of the Employee's two
(2) residences, a car telephone in his automobile and mobile cellular telephone, all of which shall be used exclusively for business related matters.

                  Section 5. Termination.

                           5.1. Termination of Employment. This Agreement shall
terminate upon the death, Disability, as hereinafter defined, termination of employment of the Employee For Cause, as hereinafter defined, termination of the employment of Employee without cause or because Employee wrongfully leaves his employment hereunder.


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                           5.2. Termination For Cause. In the event of a
termination For Cause or because Employee wrongfully leaves his employment hereunder, the Corporation shall pay Employee all accrued and unpaid Salary and vacation through the date of termination.

                           5.3. Termination Without Cause. In the event of a
termination without cause, the Employee shall be entitled to continue to participate in the hospitalization, group health benefit and disability plans of the Corporation on the same terms and conditions as immediately prior to his termination and shall receive his Salary, Annual Bonus and Additional Bonus, if any, both for a period equal to the earlier of (i) the date the Employee commences employment elsewhere; or (ii) the date the term would have expired pursuant to Section 3 of this Agreement had the Employee not been terminated.

                           5.4. Termination Upon Death. In the event of a
termination upon the death of Employee, the Corporation shall pay to the Employee, any person designated by the Employee in writing or if no such person is designated, to his estate, as the case may be, the Salary, Annual Bonus and Additional Bonus, if any, which would otherwise be payable to the Employee for a period of one (1) year from the date of such death. In the event of a termination upon the death of Employee, the Corporation shall pay for a period of six (6) months after such death, on behalf of the Employee's surviving dependents, the COBRA insurance premiums of such dependents.

                           5.5. Termination Upon Disability. In the event of a
termination upon the Disability of Employee, the Corporation shall pay to the Employee or any person designated by the Employee, (i) during the first month immediately after the


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termination of employment due to such Disability, the Salary which would otherwise by payable to the Employee and (ii) during the second and third months immediately after the termination of employment due to such Disability, the difference between the Salary which would otherwise be payable to the Employee and the disability insurance payments received by Employee for such period.


                           5.6. Definition of "For Cause". As used herein, the
term "For Cause" shall mean (i) Employee's indictment, plea or conviction in a court of law of any crime or offense involving willful misappropriation of money or other property or any other crime involving moral turpitude which constitutes felony, whether or not involving the Corporation; or (ii) disobedience of a lawful directive which is not cured within fifteen (15) days after notice, other than a directive to relocate to an office of the Corporation more than fifty (50) miles from the office where Executive is employed pursuant to this Agreement, from the Chief Executive Officer or Board of Directors of the Corporation consistent with Employee's duties hereunder or
(iii) breach of his responsibilities under this Agreement.

                  Section 6. Disability

                           6.1. Definition. In the event the Employee is
mentally or physically incapable or unable to perform his regular and customary duties of employment with the Corporation for a period of seventy-five (75) days in any one hundred twenty (120) day period during the term, the Employee shall be deemed to be suffering from a "Disability".

                           6.2. Payment During Disability. In the event the
Employee is unable to perform his duties hereunder by reason of a disability, which disability does not constitute a Disability, the Corporation shall continue to pay the Employee his


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Salary, Annual Bonus, Additional Bonus, if any, and benefits during the continuance of such disability.

                  Section 7. Vacations and Personal Days. The Employee shall be entitled to four (4) weeks vacation and personal days in accordance with Corporation policy. The Employee's Salary shall be paid in full during his vacation and personal days. The Employee shall take his vacation at such time or times as the Employee and the Corporation shall determine is mutually convenient.

                  Section 8. Disclosure of Confidential Information and Non-Compete.

                                    (a) The Employee hereby acknowledges that
the principal business of the Corporation is the production of video and audio public relations materials for distribution to news media and the distribution by satellite or other means to television and radio stations and news media services; distribution of public relations text, audio and video to news media and the general public via satellite, cassette, Internet, wire or other means; distribution of press releases by mail and facsimile; the maintenance of databases of media contacts for and on behalf of clients; analysis and written appraisal of public relations and public affairs campaigns as determined through press clipping review, either on paper, video or audio tape or electronic database searches and such other businesses as the Corporation may conduct from time to time (the "Business"). Employee acknowledges that he has knowledge of the Business and will be acquiring confidential information concerning the Corporation and the Business and that, among other things, his knowledge of the Business will be enhanced through his employment by the Corporation. Employee acknowledges that such information is of great value to the Corporation, is the sole property of the Corporation, and has been and will be acquired by him in confidence.


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In consideration of the obligations undertaken by the Corporation herein,
Employee will not, at any time, during or after the term of this Agreement, reveal, divulge or make known to any person, any information which is treated as confidential by the Corporation and not otherwise in the public domain or previously known to him.

                                    (b) Reference is made to a Confidentiality
Agreement (the "Confidentiality Agreement"), dated of even date herewith, by and between the Corporation and the Employee. The terms and conditions of the Confidentiality Agreement shall be in addition to and not in lieu of the provisions of this Section 8.

                                    (c) The Confidentiality Agreement and the
provisions of this Section 8 shall survive Employee's employment hereunder.

                                    (d) Reference is made to a Non-Compete
Agreement (the "Non-Compete Agreement"), dated of even date herewith, by and among CTV, the Corporation and the Employee. The terms and conditions of the Non-Compete Agreement shall be in addition to and not in lieu of the provisions of this Section 8.

                                    (e) The Non-Compete Agreement shall survive
the termination of Employee's employment hereunder.

                  Section 9. Rights and Remedies Upon Breach of Section 8. Employee acknowledges that the services to be rendered under the provisions of this Agreement are of a special, unique and extraordinary character and that it would be difficult or impossible to replace such services. Accordingly, Employee agrees that any breach or threatened breach by him of Section 8 of this Agreement shall entitle the Corporation, in addition to all other legal remedies available to it, to apply to any court of competent jurisdiction to enjoin such breach or threatened breach without posting a bond or showing special damages. The parties understand and intend that each


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restriction agreed to by Employee hereinabove shall be construed as separable and divisible from every other restriction, that the unenforceability of any restriction shall not limit the enforceability, in whole or in part, of any other restriction, and that one or more of all of such restrictions may be enforced in whole or in part as the circumstances warrant. In the event that any restriction in this Agreement is more restrictive than permitted by law in the jurisdiction in which the Corporation seeks enforcement thereof, such restriction shall be limited to the extent permitted by law.

                  Section 10. Miscellaneous.

                           10.1. Assignment. The Employee may not assign or
delegate any of his rights or duties under this Agreement.

                           10.2. Entire Agreement. This Agreement constitutes
and embodies the full and complete understanding and agreement of the parties with respect to the Employee's employment by the Corporation, and with the exception of the Confidentiality Agreement and the Non-Compete Agreement, supersedes all prior understandings and agreements, including employment agreements, if any, whether oral or written, between the Employee and the Corporation regarding employment and shall not be amended, modified or changed except by an instrument in writing executed by the party to be charged. The invalidity or partial invalidity of one or more provisions of this Agreement shall not invalidate any other provision of this Agreement. No waiver by either party of any provision or condition to be performed shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or any prior or subsequent time.


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                           10.3. Binding Effect. This Agreement shall inure to
the benefit of, be binding upon and enforceable against, the parties hereto and their respective successors and permitted assigns.

                           10.4. Captions. The captions contained in this
Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                           10.5. Notices. All notices, requests, demands and
other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given when personally delivered or sent by certified mail, postage prepaid, or overnight delivery to the party at the address set forth above or to such other address as either party may hereafter give notice of in accordance with the provisions hereof.


                           10.6. Governing Law. This Agreement shall be
governed by, enforced and interpreted under the laws of the State of New York applicable to contracts made and to be performed therein without giving effect to the principles of conflict of laws thereof. Except in respect of any action commenced by a third party in another jurisdiction, the parties hereto agree that any legal suit, action, or proceeding against them arising out of or relating to this Agreement shall be brought exclusively in the United States Federal Courts or New York Supreme Court, as the case may be, in the State of New York. The parties hereto hereby accept the jurisdictions of such courts for the purpose of any such action or proceeding and agree that venue for any action or proceeding brought in the State of New York shall lie in the Southern District of New York or Supreme Curt, New York or Nassau County, as the case may be.


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Each of the parties hereto hereby irrevocably consents to the service of process in any action or proceeding in such courts by the mailing thereof by United States registered or certified mail postage prepaid at its address set forth herein.

                           10.7. Counterparts. This Agreement may be executed
simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. All documents and signatures required hereunder may be delivered or exchanged by telecopy and telecopied signatures shall be effective as originals thereof.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

                                           MEDIALINK WORLDWIDE INCORPORATED


                                           By: /s/ Laurence Moskowitz
                                               -------------------------------


                                           /s/ Richard Frisch
                                           -----------------------------------
                                           RICHARD FRISCH


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                                   SCHEDULE A


                  This Schedule will be mutually agreed to by the Corporation and the Employee within 60 days from the date hereof based upon reasonable and customary charges of the Corporation and MCT.


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                                   SCHEDULE B

General and Administrative Cost                    Allocation Method
-------------------------------                    -----------------

Advertising                                        Directly Charged Costs

Couriers                                           Directly Charged Costs

Postage                                            Employee Allocation Method

Rent                                               Employee Allocation Method

Travel                                             Directly Charged Costs

Entertainment                                      Directly Charged Costs

Marketing                                          Directly Charged Costs

Sales promotion                                    Directly Charged Costs

Telephone                                          Revenue Allocation Method

Equipment rentals                                  Directly Charged Costs

Equipment leases                                   Directly Charged Costs

Depreciation                                       Directly Charged Costs

Amortization                                       Directly Charged Costs

Repairs and maintenance                            Directly Charged Costs

Dues and subscriptions                             Directly Charged Costs

Office supplies                                    Employee Allocation Method

Hotels                                             Directly Charged Costs

Meals                                              Directly Charged Costs

Personnel                                          Directly Charged Costs

Miscellaneous                                      Directly Charged Costs



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